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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for July 2005
(Commission File No. 1-15024)

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosures:

1.
Novartis receives positive opinion recommending European approval of first-in-class asthma treatment Xolair® (omalizumab) (Basel, July 28, 2005)

2.
Telbivudine achieves primary endpoint in Phase III GLOBE trial, largest ever registration trial in Hepatitis B (Basel, July 28, 2005)

3.
Planned interim analysis of CONFIRM 2 trial of PTK/ZK indicates low probability of demonstrating overall survival benefit in second-line therapy for metastatic colorectal cancer (Basel, July 28, 2005)

4.
Novartis announces final results of Eon Labs tender offer (Basel, July 27, 2005)

5.
Novartis OTC business unit receives 2005 OTC Mirror Award from IMS (Basel, July 25, 2005)

6.
Novartis completes acquisition of 98% of Eon Labs, substantially strengthening the leading position of its Sandoz generics unit (Basel, July 21, 2005)

7.
Novartis completes tender offer for Eon Labs, Inc. and purchase of majority stake (Basel, July 21, 2005)

8.
Novartis receives US regulatory approval for completion of Eon Labs acquisition (Basel, July 19, 2005)

9.
New data from two leading clinical studies show Lucentis® is first therapy to improve vision in patients with wet age-related macular degeneration (AMD) (Montreal, July 18, 2005)

10.
Novartis submits applications in US and Europe for Femara® as adjuvant treatment for postmenopausal women with early breast cancer (Basel, July 11, 2005)

11.
Novartis reaches agreement to settle US lawsuit related to Eon Labs acquisition (Basel, July 8, 2005)

12.
Novartis and Procter & Gamble enter into commercialization agreement for Enablex® (East Hanover, NJ, and Cincinnati, OH, July 6, 2005)

13.
Novartis extends tender offer for Eon Labs, Inc. through July 13, 2005 (Basel, July 5, 2005)

14.
Xolair® (omalizumab) add-on therapy significantly reduces attacks in patients with severe allergic asthma (Munich, July 1, 2005)

15.
Novartis licenses rights to develop and commercialize new respiratory syncytial virus (RSV) treatment (Basel, June 30, 2005)

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

— INVESTOR RELATIONS RELEASE —

Novartis receives positive opinion recommending European approval of first-in-class asthma treatment Xolair® (omalizumab)

Basel, July 28, 2005—Novartis announced that it has received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP), recommending that the European Commission grant a marketing authorisation for the novel anti-IgE therapy Xolair® (omalizumab) for the treatment of severe persistent allergic asthma. The decision marks an important milestone in the search for new therapies to control the symptoms of asthma in European patients who remain at risk from their disease, despite receiving the best treatment available.

"This is encouraging news for all those patients across Europe who are at high risk of potentially life-threatening attacks from their asthma, and whose lives are dominated by the need to take multiple medications and to avoid any situation that could trigger their symptoms," said Joerg Reinhardt, Global Head of Development, Novartis Pharma AG. "We believe that Xolair is one of the most significant advances in asthma treatment in the last 15 years. It offers the potential for effective control of even very severe disease with an injection once or twice a month."

Xolair will be the first humanised antibody to be approved for the treatment of asthma in Europe, and represents a highly innovative approach to controlling the disease. Unlike other asthma therapies, Xolair is given by injection every two or four weeks and is designed to block the action of the IgE antibody, a root cause of the inflammatory cascade in patients with diseases such as allergic asthma. By targeting the underlying mechanism of the disease, Xolair has the potential to prevent the onset of serious and potentially debilitating symptoms such as wheezing and shortness of breath, even in severely-affected patients.

Asthma affects an estimated 30 million people in Europe2. Around 18% of people with asthma in Western Europe are classified as having severe disease3, and within this group a minority continues to experience inadequately controlled symptoms despite taking the best available therapy4. Patients with severe asthma are at greatest risk of hospitalisation and death due to asthma. Hospital admission for asthma increases the risk of dying from the disease 10-fold5, and according to the World Health Organization, in 2002 there were 12,000 deaths due to asthma in Western Europe6. European patients with severe persistent asthma will now have an additional treatment option available to help address their unmet medical need.

About Xolair submission

The submission was supported by a comprehensive programme of more than 30 clinical trials involving a total of around 5,500 patients. These demonstrated Xolair's efficacy in controlling symptoms, reducing asthma exacerbations and the need for emergency medical treatment, and improving quality of life, even in patients with severe allergic asthma that was uncontrolled by existing medication. For example, the results of one of these clinical studies showed that the addition of Xolair to the best available therapy significantly reduced the number of severe asthma exacerbations (or "attacks') and almost halved the rate of emergency medical visits1. Xolair was found to be generally well-tolerated.

The file for approval of Xolair was submitted to European health authorities in June 2004, and the CHMP adopted a positive opinion following its meeting on July 26-28, 2005. The decision opens the way for approval later this year, after which the product will be launched in the first EU countries. If approved by the European Commission, Xolair will be indicated as add-on therapy to improve asthma control in adult and adolescent patients (12 years of age and above) with severe persistent allergic asthma, who had the following, despite daily high-dose inhaled corticosteroids plus a long-acting inhaled beta2-agonist:

  •
  a positive skin test or in vitro reactivity to a perennial aeroallergen

  •
  reduced lung function (FEV1 <80%)

  •
  frequent daytime symptoms or night-time awakenings

  •
  multiple documented severe asthma exacerbations

Xolair treatment should only be considered for patients with convincing IgE-mediated asthma.

More about Xolair

Xolair is already approved in nine countries including the US, where it was approved by the Food and Drug Administration (FDA) in June 2003. As of 30 June 2005 it had been prescribed to more than 45,000 patients. Other countries where it is approved are Australia, Brazil, Canada, Dominican Republic, Guatemala, Israel, New Zealand and Venezuela. Xolair has been developed under an agreement between Novartis Pharma AG, Genentech, Inc., and Tanox, Inc.

The foregoing release contains certain forward-looking statements that can be identified by terminology such as "recommending," "will be the first," "opens the way," or similar expressions, or by discussions regarding the potential that Xolair will be approved for marketing, or regarding any potential revenues from Xolair. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Xolair to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Xolair will be approved for sale in any market. In particular, management's expectations regarding commercialization of Xolair could be affected by, among other things, uncertainties relating to clinical trials; new clinical data; unexpected regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures; as well as other risks and factors referred to in the Company's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved net sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 83,700 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

References

1. Humbert M, et al. Benefits of omalizumab as add-on therapy in patients with severe persistent asthma who are inadequately controlled despite best available therapy (GINA 2002 step 4 treatment): INNOVATE. Allergy Mar 2005.

2. European Respiratory Society. European Lung White Book, 2003.

3. Rabe KF, Adachi M, Lai CK, et al. Worldwide severity and control of asthma in children and adults: the global Asthma Insights and Reality surveys. J Allergy Clin Immunol 2004;114:40-47.

4. Barnes PJ, Woolcock AJ. Difficult asthma. Eur Respir J. 1998 Nov;12(5):1209-18

5. Tough SC, Hessel PA, et al. Features that distinguish those who die from asthma from community controls with asthma. J Asthma 1998;35:657-65.

6. World Health Organization. The World Health Report 2003. 2004.

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Novartis Global Investor Relations

Karen J. Huebscher, Ph.D.	+41 61 324 84 33

International office		North American office
Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33
Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64
Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44
Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45
e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com
Fax: +41 61 324 84 44 www.novartis.com		Fax: +1 212 830 24 05 www.novartis.com

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

— INVESTOR RELATIONS RELEASE —

Telbivudine achieves primary endpoint in Phase III GLOBE trial, largest ever registration trial in Hepatitis B

  •
  Novartis and Idenix anticipate first regulatory filings by the end of 2005

  •
  Complete GLOBE results to be submitted for presentation at American Association for the Study of Liver Disease meeting in November 2005

Basel, July 28, 2005—Novartis Pharma AG and Idenix Pharmaceuticals, Inc. announced today that the phase III GLOBE registration trial for telbivudine successfully reached its primary, composite efficacy endpoint of therapeutic response at one year in chronic hepatitis B patients. This endpoint, which was designed to assess if telbivudine was at least as effective as lamivudine, evaluated the combination of viral suppression (serum HBV DNA suppression below 100,000 copies/mL) coupled with either improved liver function (ALT normalization) or loss of detectable hepatitis B e-antigen (HBeAg).

The largest hepatitis B registration trial to date, GLOBE enrolled more than 1,350 patients in over 130 centers worldwide. The ongoing trial is evaluating the safety and efficacy of telbivudine compared to lamivudine in patients with HBeAg-positive and HBeAg-negative compensated chronic hepatitis B for two years of treatment in two daily treatment regimens: telbivudine 600 mg or lamivudine 100 mg.

The one-year analysis of this trial will be the primary data used for preparing the marketing registration applications. Novartis and Idenix plan to file with the U.S. Food and Drug Administration (FDA) by the end of 2005 for marketing approval of telbivudine for the treatment of chronic HBV. Worldwide marketing filings, including the filing that will be submitted to the European Medicines Agency (EMEA), are expected in the first quarter of 2006. Novartis and Idenix are co-developing telbivudine.

The World Health Organization (WHO) has estimated that approximately 350 million people, or 5% of the world's population, are chronically infected with hepatitis B virus or HBV. Current treatment options are often associated with limited efficacy, poor tolerability or resistance concerns, and new therapeutic options are needed to respond to the significant unmet need in treating chronic HBV.

"We believe that telbivudine is emerging as an important, potent new treatment option for hepatitis B, providing rapid and profound viral suppression," said Joerg Reinhardt, Global Head of Development, Novartis Pharma AG. "Through our ongoing development programs and our collaboration with Idenix, we will continue to advance new hepatitis therapies to address the significant unmet medical needs that exist in this area."

The companies anticipate that complete data from the GLOBE study will be submitted for presentation to the American Association for the Study of Liver Disease (AASLD) meeting in San Francisco, California, November 11-15, 2005.

More About Telbivudine

Telbivudine is a specific and selective, oral, once-daily nucleoside that is unique in its preferential inhibition of 2nd strand HBV DNA synthesis. This distinct mechanism of action may be responsible for the rapid and profound viral suppression associated with telbivudine treatment.

The GLOBE study results continue to support a favorable overall safety profile for telbivudine with no substantial safety issues being identified to date through the combined two years of treatment in the phase IIb clinical trial and in the phase III clinical program to date.

An additional phase III trial (NV-02B-011) is evaluating the safety and efficacy of telbivudine compared to lamivudine in HBeAg-positive and HBeAg-negative patients with decompensated chronic hepatitis B. This ongoing trial has enrolled 87 patients to date.

About Hepatitis B

Chronic Hepatitis B is caused by a virus that attacks the liver. The virus, which is called hepatitis B virus (HBV), can cause lifelong infection, cirrhosis (scarring) of the liver, liver cancer, liver failure, and death. The WHO estimates that annually over 50 million people become infected with HBV and that more than one million individuals die from HBV-related chronic liver disease.

Idenix/Novartis Collaboration

Idenix is developing its hepatitis B clinical product candidates, telbivudine and valtorcitabine, in collaboration with Novartis Pharma AG under a development and commercialization arrangement established in May 2003. The collaboration arrangement further provides that Novartis and Idenix will co-promote in the United States, France, Germany, Italy, Spain and the UK those product candidates Novartis has licensed, including telbivudine and valtorcitabine, that are approved for marketing. Novartis holds the exclusive license to telbivudine and valtorcitabine in the rest of the world.

The collaboration also provides Novartis with an exclusive option to license and collaborate with Idenix in the development and commercialization of other product candidates in Idenix's portfolio, including valopicitabine (NM283), a direct antiviral hepatitis C product candidate.

The foregoing release contains certain forward-looking statements that can be identified by terminology such as "has the potential to," "is the first," "plans to," or similar expressions, or by discussions regarding the potential that telbivudine will be approved for marketing, or regarding any potential revenues from telbivudine. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with telbivudine to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that telbivudine will be approved for sale in any market. In particular, management's expectations regarding commercialization of telbivudine could be affected by, among other things, uncertainties relating to clinical trials; new clinical data; unexpected regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures; as well as other risks and factors referred to in the Company's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved net sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 83,700 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

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Novartis Global Investor Relations

Karen J. Huebscher, Ph.D.	+41 61 324 84 33

International office		North American office
Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33
Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64
Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44
Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45
e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com
Fax: +41 61 324 84 44 www.novartis.com		Fax: +1 212 830 24 05 www.novartis.com

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

— INVESTOR RELATIONS RELEASE —

Planned interim analysis of CONFIRM 2 trial of PTK/ZK indicates low probability of demonstrating overall survival benefit in second-line therapy for metastatic colorectal cancer

  •
  Schering AG and Novartis AG to disclose findings of independent Data Safety Monitoring Board on CONFIRM 2

  •
  PTK/ZK's overall safety profile as well as the activity in high LDH patients found to be consistent with CONFIRM 1

  •
  Filing strategy in metastatic colorectal cancer to be re-evaluated based on analysis of data

  •
  CONFIRM 1 in first-line metastatic colorectal cancer will continue as planned, with overall survival results expected in second half of 2006

Basel, July 28, 2005—Schering AG (NYSE: SHR; FSE: SCH) and Novartis Pharma AG announced today the decision to disclose data from the CONFIRM 2* trial with PTK/ZK in the second-line treatment of metastatic colorectal cancer. This decision was based on a review by the independent Data Safety Monitoring Board (DSMB) showing a low probability of demonstrating an improvement in overall survival at final analysis. The DSMB assessment was based on a planned interim analysis.

Investigators will be informed of the DSMB's findings to allow for a discussion and decision regarding continuation of treatment. The CONFIRM 2 study is continuing with further results expected in mid-2006. All patients on study will continue to be followed for overall survival.

Progression free survival (PFS), a secondary endpoint of the study, was improved in favor of the PTK/ZK treatment arm with greater effect observed in the pre-defined patient subset with high lactate dehydrogenase (LDH) levels. In a planned subset analysis, patients with high LDH blood levels showed a greater treatment benefit consistent with findings previously seen in CONFIRM 1*. LDH is a standard laboratory parameter measured in cancer patients. Patients with high LDH are considered to have a poor prognosis.

In light of the findings of CONFIRM 1 and 2, Schering and Novartis will review the regulatory filing strategy and timeline. Results of the interim analysis will be submitted for presentation at a major medical meeting. The decision to disclose the CONFIRM 2 data does not impact another ongoing trial, CONFIRM 1, which will continue as planned with final overall survival results expected in the second half of 2006.

* CONFIRM 1 (Colorectal Oral Novel Therapy for the Inhibition of Angiogenesis and Retarding of Metastases in First-line)

CONFIRM 2 (Colorectal Oral Novel Therapy for the Inhibition of Angiogenesis and Retarding of Metastases in Second-line)

The Phase III CONFIRM 2 trial was designed to evaluate the potential overall survival benefit of once daily oral treatment with PTK/ZK in combination with chemotherapy (FOLFOX-4 regimen) as second-line therapy in patients with metastatic colorectal cancer. Analysis of the data is ongoing.

PTK/ZK is being co-developed by Schering and Novartis.

Additional Information

About PTK/ZK

PTK/ZK, an investigational oral multi-VEGF receptor tyrosine kinases inhibitor, blocks tumor angiogenesis and lymphangiogenesis by inhibiting all known VEGF receptors.

Safety Data

In the CONFIRM 2 trial, the overall side effects that were seen were generally consistent with that of CONFIRM 1. These included an increased incidence of nausea, hypertension, dizziness and thromboembolic events in the PTK/ZK arm of the study.

The foregoing release contains certain forward-looking statements that can be identified by terminology such as "low probability," "research is ongoing," "results expected," "will continue," "will be," "will revisit," or similar expressions, or by discussions regarding the potential that PTK/ZK will be approved for marketing, or regarding any potential revenues from PTK/ZK. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with PTK/ZK to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that PTK/ZK will be approved for sale in any market. In particular, management's expectations regarding commercialization of PTK/ZK could be affected by, among other things, uncertainties relating to clinical trials; new clinical data; unexpected regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures; as well as other risks and factors referred to in the Company's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved net sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 83,700 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

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Novartis Global Investor Relations

Karen J. Huebscher, Ph.D.	+41 61 324 84 33

International office		North American office
Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33
Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64
Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44
Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45
e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com
Fax: +41 61 324 84 44 www.novartis.com		Fax: +1 212 830 24 05 www.novartis.com

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

— INVESTOR RELATIONS RELEASE —

Novartis announces final results of Eon Labs tender offer

Basel, July 27, 2005—Novartis announced today the final results of the cash tender offer by Zodnas Acquisition Corp., an indirect wholly owned subsidiary of Novartis AG, for the outstanding public shares of Eon Labs, Inc.

As previously indicated, the tender offer expired at 5:30 pm New York City time on July 20, 2005. Based on the final count by the depositary for the offer, 26,814,160 shares of Eon Labs common stock were tendered and not properly withdrawn. Zodnas has accepted these shares for payment and will promptly pay the offer price in respect of such shares. These shares represented approximately 30.2% of the total outstanding shares of Eon Labs and, together with the 67.7 percent stake purchased from Santo Holding (Deutschland) GmbH, represented approximately 97.7% of the total outstanding shares of Eon Labs.

The merger of Zodnas and Eon Labs was consummated effective as of 5:00 pm Eastern time on July 26, 2005 without a meeting of the stockholders of Eon Labs in accordance with Delaware's short-form merger statute. As a result of the merger, each remaining outstanding share of Eon Labs was converted into the right to receive $31.00 per Share, in cash, without interest, other than shares held by Novartis AG (other than in a representative or fiduciary capacity) or any of its subsidiaries, Eon Labs directly as treasury stock, or shares held by Eon Labs stockholders that perfect their rights to appraisal in accordance with Delaware law.

This document contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act. Forward-looking statements are statements that are not historical facts and are generally identified by the words "expects", "anticipates", "believes", "intends", "estimates", "will", or similar expressions, or by express or implied discussions regarding strategies, plans and expectations (including synergies). These statements include, but are not limited to, financial projections and estimates and their underlying assumptions, and statements regarding the benefits of the business transactions described herein, including future financial and operating results. Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management and are subject to significant risks, uncertainties and assumptions. Management's expectations could be affected by, among other things, competition in general, the general economic environment and other risks such as, but not limited to, those referred to in Novartis AG's Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those set forth or implied by the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; social and political conditions such as war, political unrest and terrorism or natural disasters; and general economic conditions and normal business uncertainty and competition and its effect on pricing, spending, third-party relationships and revenues. These forward-looking statements speak only as of the date of this press release and no undertaking has been made to update or revise them if there are changes in expectations or if any events, conditions or circumstances on which any such forward looking statement is based. Forward-looking statements made in connection with a tender offer are not subject to the "safe harbor" provided for in the Private Securities Litigation Reform Act of 1995.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved sales of USD 28.2 billion and a pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 81,400 people and operate in over 140 countries around the world. Further information is available at www.novartis.com.

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Novartis Global Investor Relations

Karen J. Huebscher, Ph.D.	+41 61 324 84 33

International office		North American office
Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33
Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64
Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44
Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45
e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com
Fax: +41 61 324 84 44 www.novartis.com		Fax: +1 212 830 24 05 www.novartis.com

Novartis International AG Novartis Communications CH-4002 Basel Switzerland

Tel +41 61 324 2200 Fax+ 41 61 324 3300 Internet Address: http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis OTC business unit receives 2005 OTC Mirror Award from IMS

  •
  Novartis recognized for second year in a row as best European OTC company

  •
  Survey finds pharmacists are most likely to recommend Novartis OTC brands

Basel, July 25, 2005—Novartis OTC is the best European OTC company for the second year in a row, according to a pan-European survey of pharmacists conducted by the British-based Institute for Medical Statistics (IMS). The survey found that the Novartis AG business unit, which markets Voltaren® and Nicotinell®, was ranked number one for overall satisfaction and product innovation among Europe's pharmacists. The pharmacists also said they are most likely to recommend non-prescription medicines made by Novartis, and gave its sales representatives the highest possible rating.

"In recognition of its consistently high standards for products and work, the IMS is pleased to announce Novartis OTC as the European OTC Company of the Year for the second consecutive year," said Francine O'Brien, Global Marketing Director for IMS Consumer Health. "This award reflects Novartis OTC's continued commitment towards European pharmacists, its key customer group."

IMS questioned 3,700 pharmacists in 13 European countries about their opinions of leading European manufacturers of non-prescription medicines. The OTC Mirror award is based on indexes covering four perceptions: general satisfaction with the company, satisfaction with company's OTC brands, likelihood of recommending the company's products and satisfaction for the company's representatives.

"This award recognizes the dedication of our associates who are continuously working to better serve our customers with innovative products and great brands," said Susanne Kohout, Head of the Novartis OTC business unit for Europe, the Middle East and Africa. "We have seen dramatic changes in regulatory status, consumer habits and customer needs across all markets. It is a great achievement to receive such a prize for the second year in a row, as it demonstrates our capacity to acclimate in our ever-changing environment."

Novartis recently announced that it would acquire the rights to produce and market Bristol-Myer Squibb's North American OTC brand portfolio, including the related sales of these brands in Latin America, Europe, the Middle East and Africa. This acquisition is expected to provide Novartis OTC with even greater critical mass in the OTC market in the U.S., as well as with key trade customers around the world.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 81,400 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

About Novartis Consumer Health

The OTC business unit of Novartis Consumer Health, Inc., with global headquarters in Parsippany, New Jersey, is a world leader in the development, production and marketing of self-medication products for the in-home treatment and prevention of medical conditions and ailments and for the enhancement of overall health and well being. The OTC business unit is part of Novartis AG (NYSE: NVS).

About IMS Health

Operating in more than 100 countries, IMS Health is the world's leading provider of information solutions to the pharmaceutical and healthcare industries. With $1.6 billion in 2004 revenue and more than 50 years of industry experience, IMS offers leading-edge business intelligence products and services that are integral to clients' day-to-day operations, including portfolio optimization capabilities; launch and brand management solutions; sales force effectiveness innovations; managed care and over-the-counter offerings; and consulting and services solutions that improve ROI and the delivery of quality healthcare worldwide. Additional information is available at http://www.imshealth.com.

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© 2001 Novartis AG, Legal Disclaimer

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

— INVESTOR RELATIONS RELEASE —

Novartis completes acquisition of 98% of Eon Labs, substantially strengthening the leading position of its Sandoz generics unit

Basel, July 21, 2005—Novartis announced today that it has completed the acquisition of approximately 98% of US-based generic pharmaceutical company Eon Labs, Inc. Following the acquisition last month of Hexal AG of Germany, the Sandoz generics division of Novartis now has a strong foothold and a leading position in the highly competitive generic drug industry.

"With the combined strengths of the three companies—Sandoz' global presence and expertise in anti-infectives, Hexal's leadership in Germany and solid record of successful product development, and Eon Labs' leading position in the US for 'difficult-to-make' generics—we are well positioned for sustained growth," said Dr. Andreas Rummelt, CEO of Sandoz.

Sandoz now has a competitive and broad product portfolio with a leading presence in key markets, including the US and Germany, and a portfolio of more than 600 active ingredients in more than 5,000 dosage forms. The combined company employs more than 20,000 people and its global headquarters is located in Holzkirchen, Germany. The acquisitions significantly strengthen Sandoz' technology base, particularly in the application of transdermal patches, inhalation products, sustained-release implants and multi-particulate drug-delivery dosage forms, and expand the already strong capabilities in biopharmaceuticals.

Drawing on the strengths of Sandoz' global structures, Hexal's centrally managed research and development activities and Eon Labs' strong skill sets, the combined operations aim to achieve more than 80 product approvals per year. Sandoz will market its products under a single brand in most countries with some exceptions, including Germany, where both the Hexal and Sandoz brands will be maintained.

"Our extensive planning has prepared us well to operate as one unified company," said Dr. Rummelt. All country and function organizations have been defined, and all key management positions have been filled. Business structures have been designed to support Sandoz' business model as a retail generics company that also operates a business unit with a specific strategic focus on anti-infectives. "Lean management structures will ensure quick decision-making and support the strong entrepreneurial spirit in local markets, a key to our success," said Dr. Rummelt.

The new Sandoz International management team, under the leadership of Dr. Rummelt, includes top management from all three companies. Dr. Andreas Strüngmann and Dr. Thomas Strüngmann, co-founders of Hexal, have joined the Sandoz Executive Committee. Dr. Andreas Strüngmann is responsible for the regional operations in Europe, Africa and also for Asia-Pacific on an ad-interim basis. Dr. Thomas Strüngmann continues in the position of head of regional operations in Germany, the Americas and Middle East. Dr. Bernhard Hampl, CEO of Eon Labs, will be the head of the US operations of Sandoz and will report to Dr. Thomas Strüngmann.

This document contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act. Forward-looking statements are statements that are not historical facts and are generally identified by the words "expects", "anticipates", "believes", "intends", "estimates", "will", or similar expressions, or by express or implied discussions regarding strategies, plans and expectations (including synergies). These statements include, but are not limited to, financial projections and estimates and their underlying assumptions, and statements regarding the benefits of the business transactions described herein, including future financial and operating results. Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management and are subject to significant risks, uncertainties and assumptions. Management's expectations could be affected by, among other things, competition in general, the general economic environment and other risks such as, but not limited to, those referred to in Novartis AG's Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those set forth or implied by the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transactions may not be fully realized or may take longer to realize than expected; disruption from the transactions making it more difficult to maintain relationships with customers, employees or suppliers; social and political conditions such as war, political unrest and terrorism or natural disasters; and general economic conditions and normal business uncertainty and competition and its effect on pricing, spending, third-party relationships and revenues. These forward-looking statements speak only as of the date of this press release and no undertaking has been made to update or revise them if there are changes in expectations or if any events, conditions or circumstances on which any such forward looking statement is based.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved sales of USD 28.2 billion and a pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 81,400 people and operate in over 140 countries around the world. Further information is available at www.novartis.com.

Sandoz, a Novartis company, is a world leader in generic pharmaceuticals and develops, manufactures and markets these medicines as well as pharmaceutical and biopharmaceutical active ingredients. Being a Retail Generics company, Sandoz also operates a Business Unit with specific strategic focus—Anti-Infectives. In 2004, Sandoz employed around 13,400 people worldwide and posted sales of USD 3.0 billion.

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Novartis Global Investor Relations

Karen J. Huebscher, Ph.D.	+41 61 324 84 33

International office		North American office
Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33
Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64
Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44
Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45
e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com
Fax: +41 61 324 84 44 www.novartis.com		Fax: +1 212 830 24 05 www.novartis.com

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

— INVESTOR RELATIONS RELEASE —

Novartis completes tender offer for Eon Labs, Inc. and purchase of majority stake

Basel, July 21, 2005—Novartis announced today that Zodnas Acquisition Corp., an indirect wholly owned subsidiary of Novartis AG, has successfully completed its tender offer for the outstanding public shares of Eon Labs, Inc. The tender offer expired at 5:30 pm New York City time on July 20, 2005. In addition, Novartis also completed its purchase of the 67.7 percent stake in Eon Labs owned by Santo Holding (Deutschland) GmbH.

Based on a preliminary count by the depositary for the offer, there were tendered and not withdrawn 26,198,976 shares of Eon Labs common stock as of 5:30 pm New York City time on July 20, 2005, and an additional 839,738 shares were guaranteed to be delivered within the next three days. These shares represent approximately 30.4% of the total outstanding shares of Eon Labs and, together with the 67.7 percent stake purchased from Santo, represent approximately 97.9% of the total outstanding shares of Eon Labs.

Novartis expects to complete the merger of Zodnas with Eon Labs within the next several days in accordance with Delaware's short-form merger statute. As a result of the merger, each remaining outstanding share of Eon Labs will be converted into the right to receive the same $31.00 per share in cash, without interest.

This document contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act. Forward-looking statements are statements that are not historical facts and are generally identified by the words "expects", "anticipates", "believes", "intends", "estimates", "will", or similar expressions, or by express or implied discussions regarding strategies, plans and expectations (including synergies). These statements include, but are not limited to, financial projections and estimates and their underlying assumptions, and statements regarding the benefits of the business transactions described herein, including future financial and operating results. Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management and are subject to significant risks, uncertainties and assumptions. Management's expectations could be affected by, among other things, competition in general, the general economic environment and other risks such as, but not limited to, those referred to in Novartis AG's Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those set forth or implied by the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; social and political conditions such as war, political unrest and terrorism or natural disasters; and general economic conditions and normal business uncertainty and competition and its effect on pricing, spending, third-party relationships and revenues. These forward-looking statements speak only as of the date of this press release and no undertaking has been made to update or revise them if there are changes in expectations or if any events, conditions or circumstances on which any such forward looking statement is based. Forward-looking statements made in connection with a tender offer are not subject to the "safe harbor" provided for in the Private Securities Litigation Reform Act of 1995.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved sales of USD 28.2 billion and a pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 81,400 people and operate in over 140 countries around the world. Further information is available at www.novartis.com.

Sandoz, a Novartis company, is a world leader in generic pharmaceuticals and develops, manufactures and markets these medicines as well as pharmaceutical and biopharmaceutical active ingredients. Being a Retail Generics company, Sandoz also operates a Business Unit with specific strategic focus—Anti-Infectives. In 2004, Sandoz employed around 13,400 people worldwide and posted sales of USD 3.0 billion.

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Novartis Global Investor Relations

Karen J. Huebscher, Ph.D.	+41 61 324 84 33

International office		North American office
Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33
Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64
Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44
Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45
e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com
Fax: +41 61 324 84 44 www.novartis.com		Fax: +1 212 830 24 05 www.novartis.com

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

— INVESTOR RELATIONS RELEASE —

Novartis receives US regulatory approval for completion of Eon Labs acquisition

Basel, July 19, 2005—Novartis announced today that the U.S. Federal Trade Commission has accepted a Consent Decree for public comment and granted early termination of the applicable Hart-Scott-Rodino waiting period, thereby permitting Novartis to complete the acquisition of Eon Labs, Inc. (NASDAQ: ELAB). Novartis has now received all regulatory approvals necessary to complete its acquisition of Eon Labs.

The product divestitures required by the Consent Decree are not material to Novartis. Pursuant to the Consent Decree, Novartis will divest three generic pharmaceutical products, Desipramine HCl, Orphenadrine Citrate ER and Rifampin, the aggregate sales of which were approximately $5 million in 2004, to Amide Pharmaceutical, Inc. of Little Falls, New Jersey.

Accordingly, as previously disclosed, the cash tender offer by Zodnas Acquisition Corp., an indirect wholly owned subsidiary of Novartis, to acquire all of the outstanding public shares of Eon Labs for USD 31.00 per share, will expire at 5:30 pm New York City time on July 20, 2005. The purchase by Novartis of the 67.7 percent stake in Eon Labs held by Santo Holding (Deutschland) GmbH, Eon Labs' majority shareholder, will be completed shortly following the expiration of the tender offer.

This document contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act. Forward-looking statements are statements that are not historical facts and are generally identified by the words "expects", "anticipates", "believes", "intends", "estimates", "will", or similar expressions, or by express or implied discussions regarding strategies, plans and expectations (including synergies). These statements include, but are not limited to, financial projections and estimates and their underlying assumptions, statements regarding the benefits of the business transactions described herein, including future financial and operating results. Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management and are subject to significant risks, uncertainties and assumptions. Management's expectations could be affected by, among other things, competition in general, the general economic environment and other risks such as, but not limited to, those referred to in Novartis AG's Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those set forth or implied by the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals for the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; social and political conditions such as war, political unrest and terrorism or natural disasters; and general economic conditions and normal business uncertainty and competition and its effect on pricing, spending, third-party relationships and revenues. These forward-looking statements speak only as of the date of this press release and no undertaking has been made to update or revise them if there are changes in expectations or if any events, conditions or circumstances on which any such forward looking statement is based. Forward-looking statements made in connection with a tender offer are not subject to the "safe harbor" provided for in the Private Securities Litigation Reform Act of 1995.

Securityholders of Eon LABS are urged to read the tender offer statement, LETTER OF TRANSMITTAL AND OTHER MATERIALs relating to the tender offer, INCLUDING ALL AMENDMENTS TO THE SCHEDULE 14D-9, as THEY contain important information, including the various terms of, and conditions to, the tender offer and their rights to withdraw tendered shares. Securityholders can obtain a copy of the tender offer statement, LETTER OF TRANSMITTAL AND OTHER RELATED MATERIALS FREE OF CHARGE at the SEC's internet site (http://www.sec.gov) or from the information agent for the tender offer, Georgeson Shareholder Communications Inc., by calling (877) 278-4774 (call toll-free). We urge EON LABS securityholders to carefully read those materials prior to making any decisions with respect to the tender offer.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved sales of USD 28.2 billion and a pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 81,400 people and operate in over 140 countries around the world. Further information is available at www.novartis.com.

Sandoz, a Novartis company, is a world leader in generic pharmaceuticals and develops, manufactures and markets these medicines as well as pharmaceutical and biopharmaceutical active ingredients. Being a Retail Generics company, Sandoz also operates a Business Unit with specific strategic focus—Anti-Infectives. In 2004, Sandoz employed around 13,400 people worldwide and posted sales of USD 3.0 billion.

Novartis Global Investor Relations

Karen J. Huebscher, Ph.D.	+41 61 324 84 33

International office		North American office
Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 3
Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64
Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44
Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45
e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com
Fax: +41 61 324 84 44 www.novartis.com		Fax: +1 212 830 24 05 www.novartis.com

Novartis International AG Novartis Communications CH-4002 Basel Switzerland

Tel +41 61 324 2200 Fax+ 41 61 324 3300 Internet Address: http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

New data from two leading clinical studies show Lucentis® is first therapy to improve vision in patients with wet age-related macular degeneration (AMD)

AMD is leading cause of blindness for people over age 50

Montreal, July 18, 2005—Novartis announced today additional positive one-year data from two key clinical studies, MARINA and FOCUS, of the investigational new drug Lucentis (ranibizumab). Both studies successfully reached their primary endpoints and reported unprecedented results in maintaining and/or improving vision for patients with wet age-related macular degeneration (AMD). The trial results were presented today at the 23rd Annual Meeting of the American Society of Retina Specialists (ASRS) in Montreal, Canada.

"We are delighted that these results show an improvement in vision, which is a significant breakthrough for AMD therapy and an important clinical outcome for physicians and the patients who suffer from this devastating disease," said Flemming Ørnskov, M.D., President, Novartis Ophthalmics Business Unit.

Data from MARINA, a Phase III clinical study of 716 patients with minimally classic or occult wet AMD, show that, at 12 months, approximately 95 percent of patients treated with Lucentis maintained or improved vision (defined as a loss of less than 15 letters in visual acuity on the Early Treatment of Diabetic Retinopathy (ETDRS) chart), regardless of whether they received 0.3 mg (94.5 percent, 226/238) or 0.5 mg (94.6 percent, 225/240) of Lucentis, compared with 62.2 percent (148/238) of those in the sham control group (p0.0001). To perform a sham injection, the treating physician prepares and anesthetizes the patient's eye but does not perform the injection.

Vision improved by more than 15 letters in 24.8 percent (59/238) of patients treated with 0.3 mg of Lucentis and 33.8 percent (81/240) of patients treated with 0.5 mg compared to approximately 4.6 percent (11/238) of patients in the control group (p0.0001).

From baseline to month 12, there was a 17 letter difference in mean change in visual acuity between treatment groups. At 12 months, patients treated with Lucentis experienced a mean increase of 7 letters in visual acuity, while patients in the control group experienced a mean decrease of 10.5 letters (p<0.0001).

"These data are very compelling because, for the first time, we have a potential treatment which has been shown to improve vision in a significant number of patients with wet AMD as opposed to just slowing progression of vision loss," said Joan W. Miller, M.D., retina specialist at the Massachusetts Eye and Ear Infirmary who presented the data today.

An analysis of the one-year data showed that adverse events were similar to those seen in earlier trials of Lucentis. Common ocular side effects occurring in the Lucentis arms more frequently than in the control group were mild to moderate and included conjunctival hemorrhage, eye pain and vitreous floaters. Serious ocular adverse events occurring more frequently in patients treated with Lucentis were uncommon (<1%) and included uveitis and endophthalmitis. There was no apparent imbalance in serious non-ocular adverse events.

FOCUS Trial Results

FOCUS, a Phase I/II clinical study investigated the safety and efficacy of Lucentis in combination with verteporfin (Visudyne®) photodynamic therapy (PDT) compared to PDT alone in patients with predominantly classic wet AMD.

FOCUS met its primary efficacy endpoint of maintaining or improving vision (defined as a loss of less than 15 letters in visual acuity on ETDRS chart). Results at 12 months showed that over 90 percent of patients (95/105) treated with the combination maintained or improved vision compared to approximately 68 percent (38/56) treated with PDT alone (p0.0003).

An analysis of the one-year data showed there was an increased risk of the ocular adverse event severe uveitis in patients treated with Lucentis in combination with PDT compared to patients treated with PDT alone. An amendment to the study protocol was made after data safety monitoring identified this imbalance. Serious uveitis was more common than previously observed in studies of Lucentis as monotherapy and occurred predominantly following the first dose. On average, patients in this group had a better visual outcome than those treated with PDT alone. After uveitis, endophthalmitis was the second most common ocular serious adverse event occurring in patients treated with Lucentis. Among non-ocular serious adverse events, the frequency of non-fatal cerebral vascular events was higher in those treated with Lucentis and PDT, while the frequency of non-fatal myocardial infarctions was higher in the PDT-alone arm. In both cases, the difference between groups was not statistically significant.

"These preliminary results are important because they further support Lucentis' efficacy. In addition, they show that combining Lucentis with PDT significantly improves visual outcomes," said Dr. Ørnskov.

About the MARINA Study

Minimally classic/occult trial of the Anti-VEGF antibody Ranibizumab (formerly, RhuFab) In the treatment of Neovascular AMD (MARINA) is a Phase III study of 716 patients in the United States with minimally classic or occult wet AMD who were randomized 2:1 to receive intravitreal injections of Lucentis or a control treatment (sham injections). Patients treated with Lucentis were further randomized to receive either a 0.3 mg or 0.5 mg dose of Lucentis once a month for two years. Exclusion criteria included prior subfoveal laser treatment, PDT or experimental treatments for wet AMD. Visual acuity was measured using the ETDRS chart, the standard method of quantifying visual acuity.

About the FOCUS Study

The FOCUS (RhuFab V2 Ocular Treatment Combining the Use of Visudyne® to Evaluate Safety) trial is a Phase I/II randomized, single-masked study evaluating the safety, tolerability and efficacy of Lucentis in combination with PDT. Conducted at 25 sites in the United States, 162 patients with predominantly classic subfoveal wet AMD were randomized 2:1 to receive PDT followed by either 0.5 mg injections of Lucentis or sham injections for 23 months. All patients received initial treatment with PDT but were only retreated with PDT at the treating physician's discretion based on the Visudyne package insert.

PDT and Lucentis were initially given 7 days apart. The protocol was later amended such that in the remainder of the study, PDT was administered at least 28 days prior to and no sooner than 21 days after administration of Lucentis. The formulation of Lucentis used in this study is different from the one used in monotherapy clinical trials like MARINA and ANCHOR, and will not be commercialized.

Ongoing Phase III Studies

Genentech and Novartis Pharma AG are conducting an additional Phase III study of Lucentis called ANCHOR (ANti-VEGF Antibody for the Treatment of Predominantly Classic CHORoidal Neovascularization in AMD). This is a randomized, multi-center, double-masked, active treatment controlled study comparing two different doses of Lucentis to PDT in 423 patients. The trial is ongoing in the United States, Europe and Australia with predominantly classic wet AMD. Results from this study are expected in the fourth quarter of 2005.

Genentech is conducting an additional Phase IIIb study, PIER (A Phase IIIb, Multicenter, Randomized, Double-Masked, Sham Injection-Controlled Study of the Efficacy and Safety of Ranibizumab in Subjects with Subfoveal Choroidal Neovascularization with or without Classic CNV Secondary to Age-Related Macular Degeneration), a randomized, double-masked, sham injection-controlled study comparing one of two doses of Lucentis to sham injections in 184 patients in the United States with wet AMD. In this trial, Lucentis is administered once per month for the first three doses followed thereafter by doses once every three months for two years. Results from this study are expected in the first half of 2006.

Novartis is committed to further investigating treatment possibilities that can potentially maintain and/or improve vision in patients with wet AMD. Currently, Novartis is conducting the PROTECT study to evaluate the safety of Lucentis administered on the same day as PDT. In contrast to FOCUS, which used the Phase I/II formulation of Lucentis, PROTECT is using the same formulation of Lucentis that is used in the registration trials, MARINA and ANCHOR. Results from the PROTECT study are expected by the end of the year.

About Lucentis

Lucentis (ranibizumab) is a humanized monoclonal antibody fragment designed to bind and inhibit VEGF-A, a protein that plays a critical role in angiogenesis (the formation of new blood vessels). Consequently Lucentis blocks new blood vessel growth and leakiness which leads to wet AMD disease progression and vision loss. Lucentis is being developed by Genentech and the Novartis Ophthalmics Business Unit. Genentech retains commercial rights for Lucentis in North America (United States, Canada and Mexico). Novartis has exclusive commercialization rights for the rest of the world.

About AMD

AMD is a major cause of painless central visual loss and is the leading cause of blindness for people over the age of 50. It affects over 25 million people worldwide. AMD occurs in two forms: dry and wet. The dry form is associated with atrophy of the central retina or macula, that is required for fine vision used for activities such as reading, driving or recognizing faces. The wet form is caused by growth of abnormal blood vessels also known as choroidal neovascularization (CNV) or ocular angiogenesis under the macula. These vessels leak fluid and blood and cause scar tissue that destroys the macula. These changes result in a deterioration of sight over a period of months to years.

About angiogenesis

Genentech is a leader in research and product development in the area of angiogenesis, the process by which new blood vessels are formed. In 1989, Napoleone Ferrara, M.D., and a team of scientists at Genentech conducted seminal work in the field, which resulted in the identification and cloning of a gene termed Vascular Endothelial Growth Factor (VEGF), now known as VEGF-A. The VEGF protein plays a critical role in angiogenesis, and serves as one of the key contributors to physiological or pathological conditions that can stimulate the formation of new blood vessels. The process of angiogenesis is normally regulated throughout development and adult life, and the uncontrolled growth of new blood vessels is an important contributor to a number of pathologic conditions, including wet AMD.

The foregoing press release contains certain forward-looking statements that can be identified by terminology such as "investigational"; ", "preliminary", "ongoing", "are expected", "can potentially maintain and/or improve", or similar expressions, or by express or implied discussions regarding potential marketing approvals of Lucentis, or regarding any potential revenues from Lucentis. Such forward-looking statements involve known and unknown risks, uncertainties or other factors that may cause the actual results to be materially different from any future results, performance, or achievements expressed or implied by such statements. There can be no guarantee that Lucentis will be approved for sale in any market or that it will reach any particular sales levels. In particular, management's expectations relating to Lucentis could be affected by, among other things, uncertainties relating to clinical trials; unexpected regulatory actions or delays or government regulation generally; the ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures; as well as factors discussed in the Company's Form 20-F filed with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis Ophthalmics

With worldwide headquarters in Basel, Switzerland, the Novartis Ophthalmics Business Unit is a global leader in research, development and manufacturing of leading ophthalmic pharmaceuticals that assist in the treatment of age-related macular degeneration, eye inflammation, glaucoma, ocular allergies and other diseases and disorders of the eye. Novartis Ophthalmics products are available in more than 110 different countries. Novartis Ophthalmics products are made in Switzerland, France, the United States and Canada. For more information, visit www.novartisophthalmics.com or www.novartisophthalmics.com/us.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 83,700 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

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© 2001 Novartis AG, Legal Disclaimer

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

— INVESTOR RELATIONS RELEASE —

Novartis submits applications in US and Europe for Femara® as adjuvant treatment for postmenopausal women with early breast cancer

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  Applications based on data from large head-to-head trial showing Femara is more effective than tamoxifen in helping these women stay cancer free

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  Pre-planned subset analyses show Femara reduces risk of cancer returning by up to 30% in node-positive and chemotherapy-treated patients

Basel, July 11, 2005—Novartis has submitted marketing authorization applications in the United States and Europe for the use of Femara® (letrozole) in the adjuvant (post-surgery) treatment of postmenopausal women with hormone receptor-positive early breast cancer.

Once approved for this indication, Femara will become the only breast cancer treatment available to significantly reduce the risk of recurrence in the adjuvant setting as well as in extended adjuvant treatment following tamoxifen.

"Femara represents an important advance to help increase a woman's chance of staying cancer free after initial treatment for early breast cancer," said Diane Young, MD, vice president and global head, Clinical Development, Novartis Oncology. "The data filed today add to the already substantial body of evidence supporting the use of Femara in breast cancer."

The submissions are based on data from the Breast International Group (BIG) 1-98 study, a Phase III, randomized, double-blind study that compared the safety and efficacy of adjuvant Femara vs. tamoxifen in more than 8,000 postmenopausal women with hormone receptor-positive early breast cancer. The overall results of BIG 1-98 demonstrated that at a median follow-up of 26 months, Femara prolonged disease-free survival by reducing risk of recurrence by an additional 19% (p=0.003)* over the reduction offered by tamoxifen. Women who were treated with Femara experienced a 27% reduction in the risk that their cancer would spread to other parts of the body (distant metastases) compared with tamoxifen (p=0.001), a clinically relevant finding since women who develop distant metastases may be at greater risk of dying from their disease. Femara also provided a 14% reduction in the risk of death, although this did not reach statistical significance (p=0.155).

In two separate pre-planned subset analyses, Femara also reduced the risk of cancer returning by 29% among patients whose initial cancer had already spread to the lymph nodes at the time of diagnosis (node-positive breast cancer) and by 30% in those who had received chemotherapy, two groups that are at increased risk of recurrence. Additionally, in node-positive patients and in patients who received adjuvant chemotherapy, the risk of distant metastases was reduced by more than 30% with Femara compared to tamoxifen.

About BIG 1-98

BIG 1-98 is the only clinical trial designed to incorporate both a head-to-head comparison of Femara with tamoxifen during the first five years following breast cancer surgery and a sequencing of both agents to determine the most effective approach to minimizing the risk of recurrence. Patients were randomized to the following arms: tamoxifen for five years, Femara for five years, tamoxifen for two years followed by Femara for three years, and Femara for two years followed by tamoxifen for three years. Results from the ongoing arms of the study, which are expected to determine whether monotherapy or sequential therapy is more effective, and if sequential therapy, which sequence is more effective, are expected in 2008.

BIG 1-98 was conducted by the International Breast Cancer Study Group (IBCSG), with participation of the Danish Breast Cancer Group, the French FNCLCC group, the Yorkshire Group and many independent centers. The study was supported by Novartis.

The data upon which the filings are based were initially presented at the Primary Therapy of Early Breast Cancer 9th International Conference in St. Gallen, Switzerland, in January 2005. Updated data from this analysis, presented in May at the annual meeting of the American Society for Clinical Oncology (ASCO) in Orlando, Florida, clarified the safety of Femara as compared with that of tamoxifen.

The adverse events in the BIG 1-98 study were consistent with published data on both Femara and tamoxifen. In the BIG 1-98 study, the two treatments were generally well tolerated and the safety profile in the two treatment arms was similar. Only arthralgia/arthritis, bone fractures and osteoporosis were significantly more common in the Femara arm as compared to tamoxifen. Hot flashes/flushes, night sweats, vaginal bleeding and thromboembolic events in turn were significantly more frequent in the tamoxifen group.

Overall, more deaths were reported on tamoxifen (n=192) than on Femara (n=166). More patients on tamoxifen (n=135) died from breast cancer than Femara (n=100). In patients whose breast cancer did not recur, more deaths due to cardiac causes were reported in Femara-treated patients than tamoxifen-treated patients.

The frequency of bone fractures and osteoporosis on both treatments was low but the numbers were higher in the Femara arm (6.4%) compared to tamoxifen (4.8%). Endometrial hyperplasia or cancer was reported more often for tamoxifen (2.1%) than for Femara (0.4%).

In the trial, the number of all cardiovascular events was overall lower in the Femara arm than in the tamoxifen arm (9.7% vs. 10.5%). Irrespective of causality, the following adverse events occurred in the Femara and tamoxifen groups respectively: thromboembolic events (1.2% vs. 2.8%), angina pectoris (0.7% vs. 0.6%), myocardial infarction (0.6% vs. 0.4%) and cardiac failure (0.9% vs. 0.4%). Tamoxifen slightly decreased the cholesterol values, whereas Femara treatment resulted in no relevant overall changes over time in serum total cholesterol.

About Femara

Femara is a leading once-a-day oral aromatase inhibitor currently available in more than 90 countries worldwide. Femara is approved for extended adjuvant treatment of early breast cancer in postmenopausal women who have completed standard adjuvant tamoxifen therapy in 57 countries worldwide, including Europe as well as the United States. In addition, it is indicated for first-line treatment of postmenopausal women with hormone receptor-positive or hormone receptor-unknown locally advanced or metastatic breast cancer and for the treatment of advanced breast cancer in postmenopausal women with disease progression following anti-estrogen therapy, and as neo-adjuvant (pre-operative) therapy. Not all indications are available in every country.

Contraindications, warnings and adverse events

In previous clinical trials, the most common adverse events experienced with Femara have been hot flashes/flushes, arthralgia/arthritis and myalgia. Other commonly reported adverse reactions are: nausea, fatigue, anorexia, appetite increase, peripheral edema, headache, dizziness, vomiting, dyspepsia, constipation, diarrhea, alopecia, increased sweating, rash, bone pain, weight increase, osteoporosis and bone fracture.

Femara is contraindicated in women who are pregnant or breast-feeding as well as in premenopausal women. Femara is contraindicated in patients with known hypersensitivity to Femara or any of its excipients.

The foregoing release contains forward-looking statements that can be identified by terminology such as "once approved," "will become," "important advance," "to help increase," "are expected" or similar expressions, or by express or implied discussions regarding potential new indications, marketing approvals, or future sales of Femara. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Femara to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Femara will be approved for any additional indications in any market, nor that it will reach any particular sales levels. In particular, management's expectations regarding commercialization of Femara could be affected by, among other things, additional analysis of Femara clinical data; new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; increased government, industry, and general public pricing pressures; and other risks and factors referred to in the Company's current Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

For more information

Additional information regarding Femara or Novartis Oncology can be found on the websites www.femara.com or www.novartisoncology.com. Additional media information can be found at www.novartisoncologyvpo.com.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 81,400 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

* 21% (p=0.002) in US filing due to slightly different definition of disease-free survival by US health authorities

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Novartis Global Investor Relations

Karen J. Huebscher, Ph.D.	+41 61 324 84 33

International office		North American office
Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33
Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64
Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44
Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45
e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com
Fax: +41 61 324 84 44 www.novartis.com		Fax: +1 212 830 24 05 www.novartis.com

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

— INVESTOR RELATIONS RELEASE —

Novartis reaches agreement to settle US lawsuit related to Eon Labs acquisition

Settlement does not affect economic terms of outstanding tender offer

Basel, July 8, 2005—Novartis announced today that it and the other defendants in a lawsuit related to the acquisition of Eon Labs, Inc. (NASDAQ: ELAB) have reached an agreement in principle with the plaintiffs to settle this litigation pending before the Delaware Chancery Court. As a result, a hearing previously scheduled for July 8, 2005, will not take place.

Under the settlement for the pending suit In re Eon Labs, Inc. Shareholders Litigation, Eon Labs has made additional disclosures in the Eon Labs Recommendation Statement on Schedule 14D-9, and Zodnas and Novartis have agreed to certain undertakings regarding the publicly held Eon Labs shares in the event that less than a majority of the public shares are tendered in the tender offer. These undertakings are described in the Schedule 14D-9 filed by Eon Labs and in the Form TO filed by Zodnas Acquisition Corp. with respect to the tender offer. The agreement in principle also provides for the extension of the tender offer to at least July 15, 2005. The settlement does not affect the economic terms of the outstanding tender offer. The settlement is subject to the approval of the Delaware Chancery Court.

Separately, Zodnas Acquisition Corp., an indirect wholly owned subsidiary of Novartis, is extending its cash tender offer to acquire all outstanding public shares of Eon Labs, Inc. (NASDAQ: ELABS) for USD 31.00 per share from the prior expiration date of 5:30 pm New York City time on July 13, 2005 to 5:30 pm New York City time on July 20, 2005, since the conditions to complete the offer have not yet been met. The extension of the tender offer will afford Eon Labs shareholders additional time to receive and consider the supplemental disclosures in the Schedule 14D-9 filed by Eon Labs.

Withdrawal rights under the tender offer are currently scheduled to expire at 5:30 pm New York City time on July 20, 2005, the expiration of the tender offer. However, if shares are not accepted for payment by July 21, 2005, Eon Labs shareholders will be able to withdraw their tendered shares at any time after July 21, 2005 and before their shares are accepted for payment.

The completion of the tender offer and the purchase by Novartis of the 67.7 percent stake in Eon Labs from Santo Holding (Deutschland) GmbH are subject to the receipt of U.S. regulatory approval. Novartis will purchase Santo's shares immediately following completion of the tender offer.

Based on a preliminary count by the depositary for the offer, there were tendered and not withdrawn 22,483,276 shares of Eon Labs common stock as of 5:30 pm New York City time on July 7, 2005, and an additional 177,187 shares were guaranteed to be delivered within the next three days. These shares represent approximately 25.49% of the total outstanding shares of Eon Labs, and approximately 78.45% of the total outstanding shares of Eon Labs, excluding those shares owned by Santo Holding (Deutschland) GmbH, Eon's majority shareholder.

This document contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act. Forward-looking statements are statements that are not historical facts and are generally identified by the words "expects", "anticipates", "believes", "intends", "estimates", "will", or similar expressions, or by express or implied discussions regarding strategies, plans and expectations (including synergies). These statements include, but are not limited to, financial projections and estimates and their underlying assumptions, statements regarding the benefits of the business transactions described herein, including future financial and operating results. Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management and are subject to significant risks, uncertainties and assumptions. Management's expectations could be affected by, among other things, competition in general, the general economic environment and other risks such as, but not limited to, those referred to in Novartis AG's Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those set forth or implied by the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals for the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; social and political conditions such as war, political unrest and terrorism or natural disasters; and general economic conditions and normal business uncertainty and competition and its effect on pricing, spending, third-party relationships and revenues. These forward-looking statements speak only as of the date of this press release and no undertaking has been made to update or revise them if there are changes in expectations or if any events, conditions or circumstances on which any such forward looking statement is based. Forward-looking statements made in connection with a tender offer are not subject to the "safe harbor" provided for in the Private Securities Litigation Reform Act of 1995.

Securityholders of Eon are urged to read the tender offer statement, LETTER OF TRANSMITTAL AND OTHER MATERIALs relating to the tender offer, INCLUDING ALL AMENDMENTS TO THE SCHEDULE 14D-9, as THEY contain important information, including the various terms of, and conditions to, the tender offer and their rights to withdraw tendered shares. Securityholders can obtain a copy of the tender offer statement, LETTER OF TRANSMITTAL AND OTHER RELATED MATERIALS FREE OF CHARGE at the SEC's internet site (http://www.sec.gov) or from the information agent for the tender offer, Georgeson Shareholder Communications Inc., by calling (877) 278-4774 (call toll-free). We urge EON securityholders to carefully read those materials prior to making any decisions with respect to the tender offer.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved sales of USD 28.2 billion and a pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 81,400 people and operate in over 140 countries around the world. Further information is available at www.novartis.com.

Sandoz, a Novartis company, is a world leader in generic pharmaceuticals and develops, manufactures and markets these medicines as well as pharmaceutical and biotechnological active ingredients. Decades of experience and know-how make Sandoz a renowned partner in pharmaceuticals, biogenerics and industrial products. Sandoz employs approximately 13,000 people in over 110 countries and reported sales of USD 3.0 billion in 2004.

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Novartis Global Investor Relations

Karen J. Huebscher, Ph.D.	+41 61 324 84 33

International office		North American office
Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33
Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64
Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44
Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45
e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com
Fax: +41 61 324 84 44 www.novartis.com		Fax: +1 212 830 24 05 www.novartis.com

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

— INVESTOR RELATIONS RELEASE —

Novartis and Procter & Gamble enter into commercialization agreement for Enablex®

Companies to collaborate on U.S. promotion of newest overactive bladder treatment

East Hanover, NJ, and Cincinnati, OH, July 6, 2005—Novartis Pharmaceuticals Corporation and Procter & Gamble Pharmaceuticals, Inc. (P&GP), a division of The Procter & Gamble Company, today announced that they have entered into an agreement for the co-promotion and further development of Enablex® (darifenacin) extended release tablets for the treatment of overactive bladder (OAB) in the United States. Novartis will continue to record revenues for Enablex and will pay royalties to P&GP based on the product's performance.

"Our initial launch has been successful, and we've been pleased that physicians have found Enablex to be a valuable tool in treating OAB," said Alex Gorsky, Chief Operating Officer, Novartis Pharmaceuticals Corporation. "Combining P&GP's and Novartis' knowledge of the consumer will increase our ability to meet the unique needs of the 33 million Americans living with OAB. This collaboration will result in the creation of an expanded sales force and additional resources that will allow us to reach more physicians and their patients."

OAB is a condition marked by the strong, immediate need to go to the bathroom (urgency), desire to go to the bathroom quite often (frequency), and involuntary loss of bladder control (incontinence). Enablex is a potent muscarinic receptor antagonist that helps reduce incontinence episodes, increases the amount of urine the bladder can hold, reduces the frequency of urination episodes and decreases urgency.

"We look forward to collaborating with Novartis and combining both companies' expertise in consumer-understanding to better serve the needs of providers and their patients coping with OAB," said Mark Collar, President, P&G Global Pharmaceuticals. "The strong synergies between this product category and P&GP's expertise, which is focused on improving the lives of women, will enable us to immediately help reach more patients in an area where connecting with the patient is so important." The agreement also provides P&G and Novartis Consumer Health the option to collaborate in over-the-counter (OTC) commercialization should both parties decide to pursue that opportunity.

At least 16 percent of the population over the age of 40 suffers from the chronic and troublesome symptoms of OAB. Although prevalence increases with age, the problem affects people of all ages. Fewer than one in three sufferers will seek appropriate medical treatment, and more women than men suffer from the symptom of incontinence. People with OAB often limit travel, social and even work activities to avoid potentially embarrassing episodes that can occur with this condition.

More About Enablex

Enablex was approved for the treatment of OAB with symptoms of urge urinary incontinence, urgency and frequency by the U.S. Food & Drug Administration (FDA) in December 2004 and is available by prescription in pharmacies nationwide.

Enablex offers a selective receptor profile with rates of nervous system and cardiovascular side effects similar to placebo. It has been studied in 98 clinical trials involving more than 10,000 people.

In clinical trials, the most frequently reported adverse events associated with Enablex were dry mouth, constipation, indigestion and abdominal pain; however, patient discontinuation rates due to these events were low. The majority of adverse events in Enablex treated subjects were mild or moderate and mostly occurred during the first two weeks of treatment. As with other OAB medications, Enablex is contraindicated in patients with urinary retention, gastric retention or uncontrolled narrow-angle glaucoma and in patients who are at risk for these conditions. Enablex is also contraindicated in patients with known hypersensitivity to the drug or its ingredients.

Novartis: This release contains certain forward-looking statements relating to Novartis Pharmaceuticals Corporation's business, which can be identified by the use of forward-looking terminology, such as "will", "will increase ability to meet", "look forward to", "will enable", "will allow... to reach more" or similar expressions, or by express or implied discussions regarding potential future sales of Enablex. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results with Enablex to be materially different from any future results, performance, or achievements expressed or implied by such statements. There can be no guarantee that Enablex will reach any particular level of sales. Any such results can be affected by, among other things, uncertainties relating to clinical trials, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection, competition in general, government, industry, and general public pricing pressures, as well as factors discussed in the Company's Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

P&G: All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) the ability to successfully execute, manage and integrate key acquisitions and mergers, including (i) the Domination and Profit Transfer Agreement with Wella, and (ii) the Company's agreement to merge with The Gillette Company, including obtaining the related required shareholder and regulatory approvals; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, and other intellectual property matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the Company's outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt (including debt related to the Company's announced plan to repurchase shares of the Company's stock), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty and disruptions, especially in the Company's significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage the pattern of sales, including the variation in sales volume within periods; (10) the ability to successfully manage competitive factors, including prices, promotional incentives and trade terms for products; (11) the ability to obtain patents and respond to technological advances attained by competitors and patents granted to competitors; (12) the ability to successfully manage increases in the prices of raw materials used to make the Company's products; (13) the ability to stay close to consumers in an era of increased media fragmentation; and (14) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.

About Novartis

Novartis Pharmaceuticals Corporation researches, develops, manufactures and markets leading innovative prescription drugs used to treat a number of diseases and conditions, including central nervous system disorders, organ transplantation, cardiovascular diseases, dermatological diseases, respiratory disorders, cancer and arthritis. The company's mission is to improve people's lives by pioneering novel healthcare solutions.

Located in East Hanover, New Jersey, Novartis Pharmaceuticals Corporation is an affiliate of Novartis AG (NYSE: NVS)—a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 81,400 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

About P&G (NYSE:PG)

Two billion times a day, P&G brands touch the lives of people around the world. The company has one of the strongest portfolios of trusted, quality, leadership brands, including Pampers®, Tide®, Ariel®, Always®, Whisper®, Pantene®, Bounty®, Pringles®, Folgers®, Charmin®, Downy®, Lenor®, Iams®, Crest®, Actonel®, Olay® and Clairol Nice 'n Easy®, Head & Shoulders®, and Wella. The P&G community consists of almost 110,000 employees working in over 80 countries worldwide. Please visit http://www.pg.com for the latest news and in-depth information about P&G and its brands.

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Editor's Note: Full prescribing information is available at www.enablex.com or by contacting Karen Sutherland of Novartis Pharmaceuticals Corporation at +1-862-778-0323 or via e-mail at karen.sutherland@novartis.com

Novartis Global Investor Relations

Karen J. Huebscher, Ph.D.	+41 61 324 84 33

International office		North American office
Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33
Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64
Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44
Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45
e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com
Fax: +41 61 324 84 44 www.novartis.com		Fax: +1 212 830 24 05 www.novartis.com

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

— INVESTOR RELATIONS RELEASE —

Novartis extends tender offer for Eon Labs, Inc. through July 13, 2005

Basel, July 5, 2005—Novartis announced today that Zodnas Acquisition Corp., an indirect wholly owned subsidiary of Novartis, is extending its cash tender offer to acquire all outstanding public shares of Eon Labs, Inc. (NASDAQ: ELABS) from the prior expiration date of 5:30 pm New York City time on July 1, 2005 to 5:30 pm New York City time on July 13, 2005, since the conditions required to complete the offer have not yet been met.

Accordingly, the tender offer and withdrawal rights will expire at 5:30 pm New York City time on July 13, 2005. However, if shares are not accepted for payment by July 21, 2005, Eon Labs shareholders will be able to withdraw their tendered shares at any time after July 21, 2005 and before their shares are accepted for payment.

Based on a preliminary count by the depositary for the offer, there were tendered and not withdrawn 18,879,261 shares of Eon Labs common stock as of 5:30 pm New York City time on July 1, 2005 and an additional 884,776 shares were guaranteed to be delivered within the next three days. These shares represent approximately 22.24% of the total outstanding shares of Eon Labs, and approximately 68.43% of the total outstanding shares of Eon Labs, excluding those shares owned by Santo Holding (Deutschland) GmbH, Eon's majority shareholder.

The completion of the tender offer and the purchase by Novartis of the 67.7 percent stake in Eon Labs from Santo are subject to the receipt of U.S. regulatory approval. Novartis will purchase Santo's shares immediately following completion of the tender offer.

A hearing on plaintiff's motion for a preliminary injunction in In re Eon Labs, Inc. Shareholders Litigation is currently scheduled for July 8, 2005 in the Delaware Chancery Court in the U.S. Novartis does not currently expect to receive regulatory approval prior to the court's hearing. However, Novartis, Eon and Santo have agreed that Novartis will not complete the tender offer or the purchase of Santo's shares while the motion for preliminary injunction is pending.

This document contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act. Forward-looking statements are statements that are not historical facts and are generally identified by the words "expects", "anticipates", "believes", "intends", "estimates", "will", or similar expressions, or by express or implied discussions regarding strategies, plans and expectations (including synergies). These statements include, but are not limited to, financial projections and estimates and their underlying assumptions, statements regarding the benefits of the business transactions described herein, including future financial and operating results. Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management and are subject to significant risks, uncertainties and assumptions.

Management's expectations could be affected by, among other things, competition in general, the general economic environment and other risks such as, but not limited to, those referred to in Novartis AG's Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those set forth or implied by the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals for the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; social and political conditions such as war, political unrest and terrorism or natural disasters; and general economic conditions and normal business uncertainty and competition and its effect on pricing, spending, third-party relationships and revenues. These forward-looking statements speak only as of the date of this press release and no undertaking has been made to update or revise them if there are changes in expectations or if any events, conditions or circumstances on which any such forward looking statement is based. Forward-looking statements made in connection with a tender offer are not subject to the "safe harbor" provided for in the Private Securities Litigation Reform Act of 1995.

Securityholders of Eon are urged to read the tender offer statement, LETTER OF TRANSMITTAL AND OTHER MATERIALs relating to the tender offer, as THEY contain important information, including the various terms of, and conditions to, the tender offer. Securityholders can obtain a copy of the tender offer statement, LETTER OF TRANSMITTAL AND OTHER RELATED MATERIALS FREE OF CHARGE at the SEC's internet site (http://www.sec.gov) or from the information agent for the tender offer, Georgeson Shareholder Communications Inc., by calling (877) 278-4774 (call toll-free). We urge EON securityholders to carefully read those materials prior to making any decisions with respect to the tender offer.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved sales of USD 28.2 billion and a pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 81,400 people and operate in over 140 countries around the world. Further information is available at www.novartis.com.

Sandoz, a Novartis company, is a world leader in generic pharmaceuticals and develops, manufactures and markets these medicines as well as pharmaceutical and biotechnological active ingredients. Decades of experience and know-how make Sandoz a renowned partner in pharmaceuticals, biogenerics and industrial products. Sandoz employs approximately 13,000 people in over 110 countries and reported sales of USD 3.0 billion in 2004.

Novartis Global Investor Relations

Karen J. Huebscher, Ph.D.	+41 61 324 84 33

International office		North American office
Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33
Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64
Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44
Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45
e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com
Fax: +41 61 324 84 44 www.novartis.com		Fax: +1 212 830 24 05 www.novartis.com

Novartis International AG Novartis Communications CH-4002 Basel Switzerland

Tel +41 61 324 2200 Fax+ 41 61 324 3300 Internet Address: http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Xolair® (omalizumab) add-on therapy significantly reduces attacks in patients with severe allergic asthma

Separate analysis shows first humanised antibody for allergic asthma reduces dependence on steroids to manage attacks

Munich, July 1, 2005—Data from seven clinical studies presented at the World Allergy Congress in Germany demonstrate that in patients with severe allergic asthma who require treatment with oral corticosteroids—indicating that they have a more severe form of the disease—Xolair® (omalizumab) significantly reduced the rate of severe asthma attacks and emergency medical visits1.

A further analysis of results from two of the studies presented at the congress shows that Xolair improved asthma control in patients with moderate to severe allergic asthma, and reduced their reliance on bursts of oral corticosteroid to manage acute asthma exacerbations (or 'attacks')2. The need for steroid bursts is an important indicator of asthma control, and high use of systemic steroids, coupled with frequent asthma exacerbations, is associated with increased complications including hospital visits and steroid side-effects.

The data were presented as experts in the field of asthma and allergy met to discuss the ongoing challenge of managing severe allergic asthma, and the potential role of the first-in-class anti-IgE therapy Xolair in offering improved symptom control to patients who live with significant risk of hospitalisation and potentially life-threatening attacks. A file for the approval in Europe is being considered by the Committee for Medicinal Products for Human Use (CHMP), which is expected to announce a decision later this year.

Prof. Ulrich Wahn of the Charité Virchow-Klinikum in Berlin, Germany, and President of the European Academy of Allergology and Clinical Immunology (EAACI), said that anti-IgE therapy could prove a valuable addition to current treatment options. "In some cases it is impossible to control the symptoms of severe allergic asthma, even with recommended treatment regimens. For such patients, asthma can have serious impact on their health and affect their quality of life on a daily basis. These data demonstrate that Xolair offers the potential to achieve a significant improvement in control, and to improve the lives of patients who continue to suffer from this debilitating disease."

Xolair offers a novel therapeutic approach to the control of asthma by targeting a root cause of allergic disease. It blocks the action of the IgE antibody, responsible for initiating the cascade of inflammatory symptoms such as airway constriction, mucous production, wheezing and shortness of breath. Xolair is effective even in the most difficult-to-treat patients whose condition remains poorly-controlled despite receiving the best available therapy.

Clinical study summary

Data were analyzed from seven controlled trials of Xolair in severe allergic asthma patients, 93% of whom met GINA 2002 criteria for severe persistent asthma.1 A total of 446 patients were receiving maintenance oral corticosteroids, indicative of more severe disease, while 3,862 were not. The severe exacerbation rate (i.e. where lung function measured by PEF or FEV1 was less than 60% of personal best, requiring systemic corticosteroids) and the rate of emergency visits (i.e. hospital admissions, emergency room visits and unscheduled doctor's visits) were calculated during the treatment phase.

The results demonstrated that adding Xolair to current therapy offered an improved level of asthma control, reducing the severe exacerbation rate by 59.2% compared to control (p=0.008) and the rate of emergency visits by 55.9% (p=0.014) in patients treated with oral steroids. In patients not receiving oral steroids, similar but slightly smaller reductions were seen in severe exacerbations (56.9%, p<0.0001) and emergency visits (44.7%, p=0.0005).

Xolair significantly reduced the asthma exacerbation rate by 37.2% compared to control in patients receiving oral steroids (p=0.001), and by 38.8% in those not receiving oral steroids (p<0.0001). The reduction was greatest in absolute terms in the group receiving steroids as they had higher exacerbation rates, an indication of more severe disease1. Individual publications of the studies included in the analysis, including three studies of one year's duration, reported excellent tolerability3.

Further data from two of the studies presented at the congress assessed the impact of add-on Xolair on the need for bursts of systemic steroids in patients with moderate to severe allergic asthma2. Combined data from two randomised 28-week, double-blind, placebo-controlled studies involving 824 patients demonstrated that patients taking placebo were 1.4 times more likely to use steroid bursts to control their disease than those in the Xolair group (p=0.011). This figure rose to 2.2 times in the most difficult to control group of severe patients with an FEV1 of less than 60% (p=0.0002).

Anti-IgE and severe asthma

Around 300 million people in the world have asthma4, of whom an estimated 15 million suffer from severe persistent disease5. Their health and quality of daily life are often severely affected, and asthma is estimated to cause more than 180,000 deaths worldwide each year6.

Martyn Partridge, Professor of Respiratory Medicine at Imperial College London and Chief Medical Adviser to Asthma UK, commented: "For a sizable minority of people, their lives are significantly impaired by asthma and they remain at real risk of suffering severe attacks and requiring hospital treatment as a result. Despite this, there is still a totally unjustifiable level of complacency about this disease within the community at large. Severe allergic asthma remains a real challenge and we urgently require a new approach to therapy that offers the chance of reducing attacks and improving quality of life for these patients."

The experts' view on the potential of IgE therapy is now supported by global guidelines. Based on the clinical data, guidelines developed by the Global Initiative for Asthma (GINA) have recommended anti-IgE therapy as add-on treatment for patients with severe allergic asthma that is inadequately controlled by standard clinical options7.

In the US, Xolair has been available for treating moderate to severe allergic asthma since June 2003, and as of 31 March 2005 it had been prescribed to more than 40,000 patients. In addition to the US, Xolair is also approved in Australia, Brazil, Canada, Dominican Republic, Guatemala, Israel, New Zealand and Venezuela. It has been developed under an agreement between Novartis Pharma AG, Genentech, Inc., and Tanox, Inc.

The foregoing release contains certain forward-looking statements that can be identified by terminology such as "expected," "could prove," "potential," or similar expressions, or by express or implied discussions regarding the potential that Xolair will be approved for sale in any additional markets, or regarding any potential future revenues from Xolair. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Xolair to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Xolair will be approved for sale in any additional market, or that it will achieve any particular sales level. In particular, management's expectations regarding commercialization of Xolair could be affected by, among other things, uncertainties relating to clinical trials; new clinical data, or additional analysis of existing clinical data; unexpected regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures; as well as other risks and factors referred to in the Company's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 81,400 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

References

1 Beasley R, Hedgecock S, Fox H, Blogg M, Surrey K, Reisner C. Add-on omalizumab therapy significantly reduces severe asthma exacerbations and emergency visits in patients with severe persistent asthma requiring oral corticosteroids for maintenance therapy: a pooled analysis. World Allergy Congress, June 2005.

2 Massanari M, Deniz Y, Lee J, Kianifard F, Blogg M, Reisner C, Geba GP. Omalizumab improved asthma control and reduced rescue steroid bursts in moderate to severe allergic asthma. World Allergy Congress, June 2005.

3 Bousquet J et al. The effect of treatment with omalizumab, an anti-IgE antibody, on asthma exacerbations and emergency medical visits in patients with severe persistent asthma. Allergy 2005;60:302-308.

4 GINA. The Global Burden of Asthma Report 2004.

5 American Thoracic Society. Proceedings of the ATS workshop on refractory asthma. Current understanding, recommendations, and unanswered questions. Am J Respir Crit Care Med 2000; 162:2341-2351.

6 World Health Organization. http://www.who.int/mediacentre/factsheets/fs206/en/

7 Global Strategy for Asthma Management and Prevention 2004, p110-115. http://www.ginasthma.com/Guidelineitem.asp?11=2&12=1&intId=60

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© 2001 Novartis AG, Legal Disclaimer

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

— INVESTOR RELATIONS RELEASE —

Novartis licenses rights to develop and commercialize new respiratory syncytial virus (RSV) treatment

  •
  Expands infectious disease portfolio into hospital anti-infective market with industry's most advanced RSV-specific antiviral

  •
  RSV infects 50-70% of infants during their first year of life and is an area of high unmet medical need

Basel, June 30, 2005—Novartis announced today that it has signed an exclusive global license agreement with Arrow Therapeutics, Ltd. for A-60444 a first-in-class therapy in development for the treatment of respiratory syncytial virus (RSV) infections. RSV is the most common respiratory virus in infants.

Under the terms of the agreement, Novartis obtains the rights to develop, manufacture and commercialize A-60444 as well as rights to back-up compounds and a right of first negotiation on follow-up compounds. A-60444 is in Phase I/II clinical trials and is the industry's most advanced small molecule in development for RSV. Arrow completed a Phase I dose escalating pharmacodynamics, safety and tolerability study in healthy volunteers last year.

RSV is an area of high unmet medical need as current treatment options are limited. No RSV-specific anti-virals are currently available, and the only commonly used treatment option is used to prevent infection in high-risk infants and has limited efficacy.

"Our development portfolio, especially in infectious disease is focused on products that are highly differentiated and have the potential to meet significant unmet medical needs," said Thomas Ebeling, CEO of Novartis Pharma AG. "RSV leads to hospitalization of 125,000 infants in the US each year and 2,500 deaths, which points to the public health issues yet to be addressed. As the most advanced RSV-specific antiviral in development, A-60444 has the potential to offer a more effective and safer treatment option than currently available therapies."

About RSV

RSV is a virus that causes infection of the lungs and breathing passages. It infects 50-70% of all infants during the first year of life and is the leading cause of infant hospitalization, bronchiolitis and pneumonia. RSV can also cause severe lower respiratory tract disease at any age, especially among the elderly, patients with chronic obstructive pulmonary disease and immuno-compromised persons, such as transplant and cancer patients. RSV can cause long-term health problems, such as asthma, and, in severe cases, RSV infection can be fatal.

Infection with RSV typically causes lower respiratory tract infections (bronchiolitis, pneumonia) and middle ear infections (otitis media). Hospitalization is necessary in 3% of otherwise healthy infants who contract RSV in the US, and the majority of these children are under 6 months of age. Infants born prematurely and infants with chronic lung conditions or congenital heart disease are at increased risk for more severe or life-threatening disease. RSV is highly contagious and can be spread through close contact with infected persons or through contact with nonporous surfaces, such as a crib or countertop.

The foregoing press release contains forward-looking statements that can be identified by the use of forward-looking terminology such as "pipeline", "potentially", or similar expressions, or by express or implied discussions regarding the potential development, regulatory approvals and commercialization or potential future sales of A-60444. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any of these products will be approved for sale in any market, or that any of them will achieve any particular level of sales. Any such commercialization can be affected by, among other things, uncertainties relating to product development and clinical trials, including unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures; as well as factors discussed in the Company's Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing this information as of this date and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 81,400 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

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Novartis Global Investor Relations

Karen J. Huebscher, Ph.D.	+41 61 324 84 33

International office		North American office
Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33
Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64
Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44
Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45
e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com
Fax: +41 61 324 84 44 www.novartis.com		Fax: +1 212 830 24 05 www.novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG
Date: August 2, 2005	By:	/s/ MALCOLM B. CHEETHAM
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting

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